
SEC MAIL
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MAR 2 8 2007
WASH, D.C.
190
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07005127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report
Form X-17A-5
PART III

SEC FILE 8-~~65414~~ 51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Tasman Drive
(No. and Street)

Santa Clara (City) CA (State) 95054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C Snowden (408) 654-7481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if *individual, state last, first, middle name*)

55 SECOND STREET, SUITE 1400 (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John C Snowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB Securities, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director, Investment Ops & FINOP

Title

Notary Public



CYNTHIA URBAN
Commission # 1649987
Notary Public - California
Santa Clara County
My Comm. Expires Mar 26, 2010

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
□ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
□ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
□ (m) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the financial statements, the Company has restated its financial statements as of December 31, 2005.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, CA
March 23, 2007

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	14,778,098
Accounts receivable		1,220,883
Premises and equipment, net of accumulated depreciation and amortization of $429,862		25,140
Deferred tax assets, net		386,705
Other assets		192,150
Total assets	$	16,602,976
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued compensation and benefits	$	454,728
Payable to affiliate		923,340
Accounts payable and other liabilities		189,101
Total liabilities		1,567,169
Shareholder's equity:		
Common stock, no par value. 100,000 shares authorized; 100 shares issued and outstanding.		—
Additional paid-in capital		1,853,756
Retained earnings		13,182,051
Total shareholder's equity		15,035,807
Total liabilities and shareholder's equity	$	16,602,976

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Income

Year ended December 31, 2006

Revenues:	
Client investment fees	$ 13,760,935
Interest income	654,726
Total revenues	14,415,661
Expenses:	
Compensation and benefits	2,238,196
Data processing	636,654
Premises and equipment	242,180
Professional services	151,547
Business development and travel	100,259
General and administrative	82,998
Other expenses	95,045
Total expenses	3,546,879
Income before income taxes	10,868,782
Income taxes	4,470,735
Net income	$ 6,398,047

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2006

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
Balances as of December 31, 2005	100	$ —	2,627,753	5,937,295	8,565,048
Restatement adjustment – (Note 2)	—	—	(846,709)	846,709	—
Balances as restated, December 31, 2005	100	$ —	1,781,044	6,784,004	8,565,048
Capital contribution related to share-based and other non-cash compensation, net of income tax benefit	—	—	72,712	—	72,712
Net income	—	—	—	6,398,047	6,398,047
Balances as of December 31, 2006	100	$ —	1,853,756	13,182,051	15,035,807

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 6,398,047
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization of premises and equipment	12,116
Tax benefit of share-based compensation and other	(134,427)
Share-based and other non-cash compensation expense	157,730
Changes in operating assets and liabilities:	
Increase in accounts receivable	(192,008)
Increase in deferred tax assets, net	(103,328)
Increase in other assets	(94,309)
Decrease in accrued compensation and benefits	(675,652)
Decrease in payable to affiliate	(10,088,846)
Increase in accounts payable and other liabilities	43,670
Net cash used in operating activities	(4,677,007)
Cash flows used in investing activity:	
Purchase of equipment	(2)
Net cash used in investing activities	(2)
Cash flows provided by financing activity:	
Tax benefit of share-based compensation	49,409
Net cash provided by financing activities	49,409
Net decrease in cash and cash equivalents	(4,627,600)
Cash and cash equivalents, beginning of year	19,405,698
Cash and cash equivalents, end of year	$ 14,778,098
Supplemental disclosure:	
Share-based and other non-cash compensation expense, net of income tax benefit and other	$ 72,712
Income taxes paid to affiliate, net	15,191,120

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the Company) is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of SVB Financial Group (the Parent). The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company does not hold customer accounts.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia.

For the year ended December 31, 2006, the Company earned 57% of its revenue from clients located in California and 21% from clients in the Northeastern United States.

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Allowance for doubtful accounts, deferred taxes and accrued incentive compensation represent significant estimates. Actual results could differ from these estimates.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Revenue Recognition

Client investment fees are comprised of Rule 12(b)-1 fees and transactional base fees. Transactional base fees as well as related expenses from customer transactions on investment products are recorded on a settlement-date basis, which is not materially different than a trade-date basis. Rule 12(b)-1 fees are earned and recognized over the period client funds are invested. Transactional base fees are earned and recognized on fixed income and equity securities when the transaction is executed on a client's behalf.

The Company also recognizes interest income on its interest bearing cash equivalents as it is earned.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash balances due from banks and commercial paper investments. Cash equivalents are highly liquid investments that are readily convertible to known amounts of cash and present insignificant risk of changes in value with original or purchased maturity dates of 90 days or less. As of December 31, 2006, cash equivalents amounted to $11,994,599.

(Continued)

(e) ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over ninety days is individually reviewed for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged-off any receivables in 2006 and there is no balance in the allowance for doubtful accounts as of December 31, 2006.

(f) ***Premises and Equipment***

Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	10 years
Computer software	3 years
Computer hardware	3 years

The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with the provisions of AICPA Statement of Position 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. Capitalized computer software costs consist of developed software, purchased software licenses and implementation costs.

For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses on the statement of income.

(g) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value due to the short-term and highly liquid nature of the instruments.

(h) ***Income Taxes***

The Company's results of operations are included in the consolidated federal income tax return and the combined California franchise tax return of SVB Financial Group and subsidiaries. The Company records income taxes as if the Company were to file a separate standalone tax return for federal and state income tax purposes. However, the Company is subject to a tax-sharing agreement that requires the Company to pay the greater of the standalone federal and state tax liability or its proportionate share of its consolidated federal and combined state tax liability. Any difference resulting from the calculation of the standalone liability versus the proportionate share of the consolidated or combined liability will be settled as a contribution from or distribution to the Parent. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of

intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2006 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is established when management considers that it is more likely than not that deferred tax assets are not realizable.

(i) Share-Based Compensation

The Company's employees participate in share-based employee compensation plans sponsored by the Parent, which are described more fully in note 7. Share-Based Compensation.

Prior to January 1, 2006, the Company accounted for employee stock-based compensation using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS 123, *Accounting for Stock-Based Compensation* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosures*. Under the intrinsic value method, stock options granted with exercise prices equal to the grant date fair value of the Parent's common stock have no intrinsic value and therefore no expense was actually recorded for these options under APB 25. For pro forma disclosure only, the Company measured the fair value of stock options using the Black-Scholes option-pricing model and expensed the value over the corresponding service period using the straight-line amortization approach. Equity-based awards for which stock-based compensation expense was actually recorded were generally grants of restricted stock awards and restricted stock units which were measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Parent's common stock. Such value was then recognized as an expense over the corresponding service period using an accelerated amortization approach.

Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective transition method. Under SFAS 123(R), share-based awards that were granted prior to January 1, 2006 are being expensed over the remaining portion of their vesting period under the same amortization method as previously utilized and, for stock options, using the same fair value measurements which were used in calculating pro forma share-based compensation expense under SFAS 123. Under SFAS 123(R), the fair value of stock options are being measured using the Black-Scholes option-pricing model while the fair value for restricted stock awards and restricted stock units are based on the quoted price of the Parent's common stock on the date of grant. For all share-based awards granted on or after January 1, 2006, share-based compensation expense is being amortized on a straight-line basis over the requisite service period.

(Continued)

(j) Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), to clarify the accounting for uncertain tax positions. FIN 48 prescribes that a two-step benefit recognition model be applied initially to recognize and measure the benefit amount of a tax position. The first step requires that a tax benefit be recognized only when the tax position is "more likely than not" to be sustained based on the technical merits of the position. Assuming the first step is met, the second step requires that the benefit amount be measured at the largest amount that has at least a "more likely than not" likelihood of being the ultimate outcome based on a cumulative-probability approach. Tax positions that previously failed to meet the "more likely than not" recognition threshold should be recognized in the period in which the threshold is subsequently met, the tax matter is resolved or the statute of limitations for examining the tax position has expired. FIN 48 requires that a previously recognized tax benefit be de-recognized in the period it becomes "more likely than not" that the tax position would not be sustained on audit. The impact of applying FIN 48 should be recognized as a cumulative-effect adjustment to beginning retained earnings at the adoption date. The Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS 157 on our financial position and results of operations.

(2) Prior Year Adjustment

The retained earnings and additional paid-in capital accounts as of December 31, 2005 have been restated to correct an over-allocation of income taxes by the Parent to the Company for the years ended prior to and including December 31, 2005. The over-allocation of income taxes resulted from the use of a tax sharing agreement between the Company and the Parent that served to under allocate certain tax benefits from the consolidated income tax return, which was not consistent with the provisions of FASB Statement No. 109, *Accounting for Income Taxes* (SFAS 109). Additionally, the Company used the financial corporation state tax rate of 10.84% instead of a nonfinancial corporation state tax rate of 8.84%. The Company does not qualify as a financial corporation for California state tax purposes. The inconsistent application of SFAS 109 and the incorrect use of California's state taxation rate for financial corporations resulted in a cumulative over-allocation of income taxes of $846,709 from the Parent to the Company.

As a result of the over-allocation of income taxes, the Company's net income and retained earnings related to the years ended prior to and including December 31, 2005 was cumulatively understated by $846,709 prior to the restatement. As part of the restatement, retained earnings was increased and additional paid-in capital was decreased (reflecting the increase in income as a return of capital to the Parent) by $846,709, respectively, as of December 31, 2005. The restatement entries had no net impact on shareholder's equity as previously reported for December 31, 2005.

(3) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2006:

Computer hardware	$	123,863
Computer software		310,854
Leasehold improvements		20,285
		455,002
Accumulated depreciation and amortization		(429,862)
Premises and equipment, net of accumulated depreciation and amortization	$	25,140

Depreciation and amortization expense was $12,116 for the year ended December 31, 2006.

(4) Income Taxes

Total income tax expense attributable to income before income taxes for the year ended December 31, 2006 consists of:

Current:		
Federal	$	3,613,682
State		960,381
		4,574,063
Deferred expense (benefit):		
Federal		(113,547)
State		10,219
		(103,328)
Total income tax expense	$	4,470,735

Income tax expense attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

Computed expected federal income tax expense	$	3,804,074
Increase resulting from:		
State tax, net of federal income tax expense		630,890
Other		35,771
Total income tax expense	$	4,470,735

(Continued)

The deferred tax assets, net, as of December 31, 2006 consist of the following:

Deferred tax assets:		
Accrued compensation	$	47,850
State income taxes		338,859
Other		(4)
Gross deferred tax assets		386,705
Less valuation allowance		—
Gross deferred tax asset, net of valuation allowance		386,705
Net deferred tax assets	$	386,705

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2006.

(5) Related Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires for certain direct and indirect expenses to be allocated to and from the Company on a monthly basis. Indirect expenses include an overhead burden based on an allocation of employee salaries.

The Company reimbursed the Bank $1,416,356 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2006. These expenses were included in the statement of operations and were a combination of direct costs and indirect costs. Direct costs consisted of salary costs of $595,648 included in compensation and benefits and rent expense of $170,297 based on number of employees, which was included in the premises and equipment line item. Indirect costs included other compensation and benefits of $377,824, premises and equipment of $190,787 and other expenses of $81,800. Indirect cost allocations were based on a percentage of Bank employee time dedicated to Company activities and facilities costs. As of December 31, 2006 there was no amount due to the Bank related to these expenses.

The Bank reimbursed the Company $953,361 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2006. These expenses were a combination of direct costs for compensation and benefits of $450,790 and indirect costs of $502,571 based on a percentage of Company employee time dedicated to Bank activities. The reimbursement amounts were recorded as offsets to the line item these items were recorded in, in the statement of income.

The Company maintains a noninterest-bearing cash account with the Bank. The balance in the account was $2,783,499 as of December 31, 2006.

(Continued)

At December 31, 2006, the Company had payables to the Bank of $923,340. The payables included $480,147 related to taxes payable (See note 1(h)), $370,420 related to incentive compensation plan payments (see note 6(a)), $50,257 related to workers' compensation insurance, and $22,516 related to the employee stock purchase plan (see note 7).

(6) Employee Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Parent:

- Incentive Compensation Plan (ICP)
- SVB Financial Group 401(k) and Employee Stock Ownership Plan (ESOP)
- Employee Home Ownership Plan (EHOP)

(a) Incentive Compensation Plan

Incentive Compensation Plan (ICP) is an annual bonus program paid during the first quarter of the year based on the prior year's consolidated Parent Company's financial results. ICP is funded based on the Parent Company's performance in relation to pre-determined financial goals and initiatives. Awards are distributed based on management's assessment of individual employee performance. The Company recognized an ICP expense of $436,802 in the statement of income as part of compensation and benefits for the year ended December 31, 2006 and it is expected to be paid to the employees in the first quarter of 2007.

(b) 401(k) and ESOP

The SVB Financial Group 401(k) and ESOP (the Plan) is a combined 401(k) tax-deferred savings plan and ESOP in which all employees of the Bank and its affiliates are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan. The Company matches up to 5% of an employee's salary in any plan year, with the Company's matching contribution vesting immediately. The Company's expense related to the 401(k) was $53,823 for the year ended December 31, 2006.

Discretionary ESOP contributions, based on consolidated pretax income, are made by the Parent to all eligible individuals employed by the Parent on the last day of the fiscal year. The Parent may elect to contribute cash, or Parent common stock, in an amount not exceeding 10% of the eligible employee's base salary earned in the fiscal year, less 401(k) and certain other employee pre-tax payment deferrals. The ESOP contributions vest in equal annual increments over five years. The ESOP payout was $36,905, which was recognized in the statement of income as part of compensation and benefits for the year ended December 31, 2006.

(c) EHOP

In 2002, the Parent approved a benefit plan, the EHOP, which provides for the issuance of mortgage loans to eligible employees, including certain employees at the Company, at favorable interest rates. Eligible employees may apply for a fixed rate mortgage on their primary residence, which is amortized over 30 years and is due and payable in 5 or 7 years. Applicants must qualify for a loan

(Continued)

through the usual mortgage review and approval process, which is typical of industry standards. The maximum loan amount cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the note is written at the then market rate of 5-year (5/1) or 7-year (7/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all of the eligibility requirements, including employment at the Company, the actual rate charged to the borrower shall be approximately 2.0% below the market rate. The loan rate shall not be less than 25 basis points over the greater of either the five-year Treasury note rate or the monthly Applicable Federal Rate for medium term loans as published by the Internal Revenue Service. The loan rate will be fixed at the time of approval and locked for 30 days. At December 31, 2006, total EHOP loans of approximately $1,125,079 were outstanding from the Parent to employees of the Company. The Company's EHOP expense for the year ended December 31, 2006 was $14,127.

(7) Share-Based Compensation

(a) *Impact of Adopting SFAS 123(R)*

For the year ended December 31, 2006, the Company recorded share-based compensation expense of $170,222 resulting in the recognition of $28,092 in related tax benefits. As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006 was $130,117 and $119,014 lower, respectively, than if it had continued to account for share-based compensation under APB 25.

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures for the year ended December 31, 2006 such that expense was recorded only for those stock-based awards that are expected to vest. Previously under APB 25 to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture.

(b) *Equity Incentive Plans*

On May 11, 2006, shareholders of the Parent approved the 2006 Equity Incentive Plan (the 2006 Incentive Plan). The previous 1997 Equity Incentive Plan expired in December 2006. The 2006 Incentive Plan provides for the grant of the various types of incentive awards, of which the following have been granted: (i) stock options; (ii) restricted stock; (iii) restricted stock units; (iv) performance shares and performance units; and (v) other stock awards.

Subject to the provisions of Section 14 of the 2006 Incentive Plan, the maximum aggregate number of shares that may be awarded and sold is 3,000,000 shares plus 1,488,361 shares comprising of: (i) any shares that have been reserved but not issued under our 1997 Equity Incentive Plan as of May 11, 2006; and (ii) any shares subject to stock options or similar awards granted under the 1997 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1997 Equity Incentive Plan that are forfeited. No further awards will be made under the 1997 Equity Incentive Plan, but it will continue to govern awards previously granted thereunder.

Restricted stock awards and restricted stock units will be counted against the numerical limits of the 2006 Incentive Plan as two shares for every one share subject thereto. Further, if shares purchased pursuant to any such award are forfeited and would otherwise return to the 2006 Incentive Plan pursuant to the terms thereof, two times the number of shares so forfeited will return to the 2006 Incentive Plan and will again become available for issuance.

Eligible participants in the 2006 Incentive Plan include directors, employees, and consultants. Options granted under the 2006 Incentive Plan generally expire seven years after the grant date. Options generally become exercisable over various periods, typically four years, from date of grant based on continued employment, and typically vest annually. Restricted stock awards generally vest over the passage of time and require continued employment through the vesting period. Restricted stock units generally vest upon meeting certain performance-based objectives or the passage of time, or a combination of both, and require continued employment through the vesting period. The vesting period for restricted stock units cannot be less than three years unless they are subject to certain performance-based objectives, in which case the vesting period can be 12 months or longer.

(c) Employee Stock Purchase Plan

The Parent maintains an employee stock purchase plan (ESPP) under which employees may annually contribute up to 10% of their gross compensation to purchase shares of our common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. All employees are eligible to participate in the ESPP on the first day of hire. To be eligible, an employee must, among other requirements, be age 18 or above and complete at least one hour of service as an employee of the Parent or any of its affiliates. There were 2,185 shares of the Parent's common stock issued to Company employees under the ESPP for the year ended December 31, 2006. At December 31, 2006, a total of 870,985 shares of the Parent's common stock were still available for future issuance under the ESPP. The next purchase will be on June 29, 2007 at the end of the current six-month offering period. Effective January 1, 2006, the Company began recognizing compensation expense associated with the ESPP in accordance with SFAS 123(R).

(d) Unrecognized Compensation Expense

As of December 31, 2006, unrecognized share-based compensation expense was as follows:

	Unrecognized expense	Average expected recognition period – in years
Stock option awards	$ 142,642	1.0
Restricted stock units	32,663	2.9
Total unrecognized share-based compensation expense	$ 175,305	

(e) Valuation Assumptions

The fair values of share-based awards for employee stock options and employee stock purchases made under our ESPP were estimated using the Black-Scholes option pricing model. The fair values of restricted stock awards and restricted stock units were based on our closing quoted market price on the date of grant. The following weighted average assumptions and fair values were used:

		2006
Equity Incentive Plan Awards:		
Expected term of options in years		5.2
Expected volatility of the Parent's underlying common stock		30.4%
Risk-free interest rate		4.76%
Expected dividend yield		—%
Weighted average grant date fair value-stock options	$	19.29
Weighted average grant date fair value-restricted stock awards and restricted stock units	$	53.29
ESPP:		
Expected term in years		0.5
Expected volatility of the Parent's underlying common stock		21.3%
Risk-free interest rate		4.76%
Expected dividend yield		—%
Weighted average fair value	$	10.07

The expected term was based on the implied term of the stock options using a lattice option-pricing model with early exercise factors based on historic employee exercise behavior. The expected volatilities for the 2006 Incentive Plan for the year ended December 31, 2006 were calculated based on a blended rate consisting of equal measures of our historic volatility and our expected volatility over a five-year term. For the year ended December 31, 2006, expected volatilities for ESPP were equal to the historical volatility for the previous six-month periods. The expected risk-free interest rates were based on the yields of U.S. Treasury Securities, as reported by the Federal Reserve Bank of New York, with maturities equal to the expected terms of the employee stock options.

(f) ***Share-Based Payment Award Activity***

The table below provides stock option information related to the 1997 Equity Incentive Plan and the 2006 Equity Incentive Plan for the year ended December 31, 2006:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value of in-the-money options
Outstanding at January 1,2006	174,004	$ 29.82		
Granted	2,240	53.29		
Exercised	(7,411)	29.45		
Forfeited	(5,409)	36.97		
Expired	(500)	48.87		
Transferred to affiliate	(120,837)	28.91		
Outstanding at December 31, 2006	42,087	32.61	3.91	$ 600,314
Vested and expected to vest at December 31, 2006	40,997	32.38	0.23	592,621
Exercisable at December 31, 2006	30,896	30.60	3.93	494,986

The aggregate intrinsic value of outstanding options shown in the table above represents the pretax intrinsic value as of December 31, 2006. This value is based on the Parent's closing stock price of $46.62 as of December 31, 2006. The total intrinsic value of options exercised during the year ended December 31, 2006, was $139,058. The total fair value of option grants that vested during the year ended December 31, 2006, was $351,140. Cash received from stock option exercises for the year ended December 31, 2006, was $218,260. The tax benefit realized from stock options exercised for the year ended December 31, 2006, was $46,146.

The following table summarizes information regarding stock options outstanding as of December 31, 2006:

Ranges of exercise prices				Outstanding options: Shares	Outstanding options: Weighted average remaining contractual life in years		Outstanding options: Weighted average exercise price	Vested options: Shares		Vested options: Weighted average exercise price
$	17.07	$	17.07	3,787	5.85	$	17.07	3,787	$	17.07
	25.17		25.17	5,550	1.35		25.17	4,113		25.17
	26.00		26.00	300	4.88		26.00	300		26.00
	31.24		31.24	5,000	5.22		31.24	5,000		31.24
	31.29		31.29	5,750	5.29		31.29	5,750		31.29
	35.26		35.26	9,050	1.84		35.26	6,788		35.26
	35.54		35.54	7,060	4.31		35.54	3,532		35.54
	41.66		41.66	2,500	4.88		41.66	1,250		41.66
	43.49		43.49	1,500	5.25		43.49	376		43.49
	53.29		53.29	1,590	6.26		53.59	—		—
	17.07		53.29	42,087	3.91		32.61	30,896		30.60

The Parent expects to satisfy the exercise of stock options by issuing new shares registered under the 1997 Equity Incentive Plan and the 2006 Equity Incentive Plan, as applicable. All future awards of stock options and restricted stock will be issued from the 2006 Equity Incentive Plan. At December 2006, 4,353,646 shares were available for future issuance under the 2006 Equity Incentive Plan.

The table below provides information for restricted stock awards and restricted stock units related to the 1997 Equity Incentive Plan and 2006 Incentive Plan for the year ended December 31, 2006:

	Shares		Weighted average grant date fair value
Nonvested at January 1, 2006	2,380	$	43.49
Granted	745		53.29
Vested	(168)		43.49
Transferred to affiliate	(438)		49.50
Forfeited	(1,615)		43.73
Nonvested at December 31, 2006	904		49.24

The total fair value of restricted stock grants that vested during the year ended December 31, 2006, was $7,306.

(8) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2006.

(b) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $10,854,907, which was $10,741,429 in excess of its required net capital of $104,478. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 as of December 31, 2006.

The Company is exempt from Rule l5c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2006.

Schedule 1

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2006

Net capital:		
Total shareholder's equity	$	15,035,807
Less nonallowable assets:		
Premises and equipment, net		25,140
Other assets		4,164,760
Net capital		10,845,907
Aggregate indebtedness		1,567,169
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6 2/3% of aggregate indebtedness		104,478
Net capital in excess of requirements	$	10,741,429
Ratio of aggregate indebtedness to net capital		14%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2006. Therefore, reconciliation of the two computations is as follows:

		As reported in SVB Securities Part II Form X-17A-5		Difference			As reported herein
Total shareholder's equity	$	15,115,740	$	(79,933)	(1)	$	15,035,807
Nonallowable assets – other assets		4,086,573		103,327	(1)		4,189,900
Net capital		11,029,167		(183,260)			10,845,907
Aggregate indebtedness		1,383,909		183,260	(1)		1,567,169
Net capital required		92,261					104,478
Net capital in excess of requirements	$	10,936,906				$	10,741,429
Ratio of aggregate indebtedness to net capital		13%					14%

Noted:

(1) The primary reason for the difference in total shareholder's equity, nonallowable assets – other assets and aggregate indebtedness relates to the change in the deferred tax assets associated with share based compensation adjustments and the adjustments booked for the change between current and deferred taxes.

See accompanying independent auditors' report.



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 23, 2007

END